TSX.V: ELN OTCBB: ELNOF Frankfurt: E7Q

El Niño Ventures Acquires Significant Land Position in Ireland

October, 17, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that it has recently been granted eleven prospecting licenses in the Republic of Ireland. The licences cover approximately 428 square kilometers and are located within the Central Carboniferous Basin.

Lower Carboniferous limestones host significant zinc, lead mineralization in Ireland, which supplies a significant proportion of Western Europe’s zinc and lead requirements. There are currently three zinc and lead mines in operation in Ireland owned by Anglo American Lisheen Mining Ltd, Boliden Tara Mines Ltd., and Lundin Mining Exploration Ltd. Other major mining companies exploring for base metals in Ireland include Xstrata Zinc and Teck Cominco Ireland Ltd.

El Niño has engaged Dublin based consultants CSA Consultants to carry out an evaluation of all previous exploration on the licences and make recommendations for additional work. Recommendations are expected to be completed by the end of November and the company will report details of its proposed 2008 program shortly thereafter.

Jean Luc Roy, President & CEO commented that “the newly acquired land position in Ireland provides us with excellent prospective ground for the discovery of high grade zinc mineralization for which Ireland is renowned”.

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, exploring for base metals in Canada, the Democratic Republic of Congo and Ireland.  El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo. In addition to our copper project in the Congo, El Niño is currently in the middle of a 25,000 meter drill program on the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc Canada.

On Behalf of the Board of Directors Jean Luc Roy, President and CEO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninoventures.com Or visit : www.elninoventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.